Prospectus Supplement No. 1	Filed Pursuant to Rule 424(b)(3)
(to Prospectus dated December 9, 2010)	Registration No. 333-170760

AUTHENTIDATE HOLDING CORP.

Common Stock

This Prospectus Supplement No. 1 supplements and amends the prospectus dated December 9, 2010 (the “Prospectus”) that forms a part of our Registration Statement on Form S-3 (Registration No. 333-170760), relating to the to the offer and sale of up to 9,987,500 shares of our common stock by the selling stockholders listed on page 24 of the Prospectus, including their donees, pledgees, transferees or other successors-in-interest, which includes up to (i) an aggregate of 2,500,000 shares of common stock issued upon the conversion of the shares of Series C 15% Convertible Redeemable Preferred Stock that we sold to certain selling stockholders, (ii) an aggregate of 562,500 shares issued as dividends on the Series C 15% Convertible Redeemable Preferred Stock, and (iii) 3,125,000 shares of our common stock issuable upon the exercise of warrants. We will not receive any proceeds from any resale of the shares of common stock being offered by the Prospectus and this prospectus supplement. We will, however, receive the net proceeds of any warrants exercised for cash.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates and supplements the information in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto. Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the prospectus. The share amounts and prices included herein give effect to the one-for-two reverse stock split of our common stock which became effective on August 31, 2012.

Our common stock is traded on the Nasdaq Capital Market under the trading symbol “ADAT.” On September 27, 2013, the last reported sale price of our common stock was $0.88 per share.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties incorporated by reference into the Prospectus under the heading “Risk Factors” contained on page 7 of the Prospectus, and under similar headings in the other documents that are filed after the date of the Prospectus and incorporated by reference therein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

We are filing this prospectus supplement to reflect the transfer, effective August 13, 2013, by AQR DELTA Master Account, L.P., AQR Absolute Return Master Account, L.P., AQR Opportunistic Premium Offshore Fund, L.P., CNH Diversified Opportunities Master Account, L.P., AQR DELTA Sapphire Fund, L.P., AQR Diversified Arbitrage Fund, and Advanced Series Trust – AST Academic Strategies Portfolio of warrants to purchase an aggregate of 1,580,000 shares of common stock registered for such entities that are issuable upon exercise of such warrants, pursuant to the Prospectus, to Cranshire Capital Master Fund, Ltd.

The information in the following table is presented as of the date set forth below and supplements the information in the table appearing under the heading “Selling Stockholders” beginning on page 24 of the Prospectus, including any amendments or supplements thereto, to reflect the above-referenced transaction. This prospectus supplement does not impact any other selling stockholders set forth in the table appearing under the caption “Selling Stockholders” in the Prospectus, which we refer to herein as the Selling Stockholders Table. This information was provided by or on behalf of the Selling Stockholders. The following table sets forth as to the Selling Stockholders listed below:

•	the number of shares of our common stock that the Selling Stockholders beneficially owned prior to offering for resale of any shares of our common stock listed herein;

•	the number of shares of our common stock that may be offered for resale for the Selling Stockholders’ accounts under this prospectus; and

•	the number and percent of shares of our common stock to be held by the Selling Stockholders after the offering of the shares registered hereunder, assuming all of such shares are sold by the Selling Stockholders and that such person does not acquire any other shares of our common stock prior to the assumed sale of all of the resale shares.

The Selling Stockholders Table is hereby amended and supplemented by (i) deleting the reference therein to CNH Diversified Opportunities Master Account, L.P. and the shares held by such entity and (ii) amending the information pertaining to each of Cranshire Capital Master Fund, Ltd., AQR DELTA Master Account, L.P., AQR Absolute Return Master Account, L.P., AQR Opportunistic Premium Offshore Fund, L.P., AQR DELTA Sapphire Fund, L.P., AQR Diversified Arbitrage Fund, and Advanced Series Trust – AST Academic Strategies Portfolio and the shares held by such entities and amending the contents of the corresponding footnotes to the Selling Stockholders Table to read as set forth below.

Name of Selling Stockholder (1)	Number of Shares of Common Stock Beneficially Owned Prior to	Number of Shares of Common Stock Being	Shares of Common Stock to be Beneficially Owned After Offering (2)
	Offering	Offered	Number	Percentage
AQR DELTA Master Account, L.P. (3)	511,706	441,245	70,461		*

AQR Absolute Return Master Account, L.P. (4)	30,401	26,215	4,186		*

AQR Opportunistic Premium Offshore Fund, L.P. (5)	77,566	66,885	10,681		*

AQR DELTA Sapphire Fund, L.P. (6)	72,735	62,720	10,015		*

Advanced Series Trust - AST Academic Strategies Portfolio (7)	61,655	53,165	8,490		*
AQR Diversified Arbitrage Fund (8)	619,389	534,100	85,289		*

Cranshire Capital Master Fund, Ltd. (9)	2,357,841	1,367,562	990,279	2.7%

*	Less than 1%.
(1)	The term “selling stockholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer.
(2)	Assumes the sale of all shares being offered in this prospectus. The percentages of shares owned after the offering is based on 35,360,277 shares of our common stock outstanding as of September 16, 2013. In calculating the ownership percentage for the selling stockholder, the shares of common stock issuable upon exercise of the warrants owned by such selling stockholder are included in the denominator of the shares outstanding for that selling stockholder.
(3)	Ownership is based upon information provided on behalf of the listed selling stockholder. AQR Capital Management, LLC (“AQR”) is the investment advisor of the selling security holder and has delegated investment management authority to CNH Partners, LLC (“CNH”). As sub-advisor, CNH has shared dispositive power over the securities held by the selling security holder and exercises full discretionary control relating to all investment decisions made on behalf of the selling security holder. Clifford S. Asness, Ph.D and John M. Liew are the investment principals for AQR Capital Management, LLC. Mark Mitchell and Todd Pulvino are the investment principals for CNH. As such, Messrs. Asness, Liew, Mitchell and Pulvino have shared discretionary voting and investment authority over the shares owned by AQR DELTA Master Account, L.P.
(4)	Ownership is based upon information provided on behalf of the listed selling stockholder. AQR Capital Management, LLC (“AQR”) is the investment advisor of the selling security holder and has delegated investment management authority to CNH Partners, LLC (“CNH”). As sub-advisor, CNH has shared dispositive power over the securities held by the selling security holder and exercises full discretionary control relating to all investment decisions made on behalf of the selling security holder. Clifford S. Asness, Ph.D and John M. Liew are the investment principals for AQR Capital Management, LLC. Mark Mitchell and Todd Pulvino are the investment principals for CNH. As such, Messrs. Asness, Liew, Mitchell and Pulvino have shared discretionary voting and investment authority over the shares owned by AQR Absolute Return Master Account, L.P.

(5)	Ownership is based upon information provided on behalf of the listed selling stockholder. AQR Capital Management, LLC (“AQR”) is the investment advisor of the selling security holder and has delegated investment management authority to CNH Partners, LLC (“CNH”). As sub-advisor, CNH has shared dispositive power over the securities held by the selling security holder and exercises full discretionary control relating to all investment decisions made on behalf of the selling security holder. Clifford S. Asness, Ph.D and John M. Liew are the investment principals for AQR Capital Management, LLC. Mark Mitchell and Todd Pulvino are the investment principals for CNH. As such, Messrs. Asness, Liew, Mitchell and Pulvino have shared discretionary voting and investment authority over the shares owned by AQR Opportunistic Premium Offshore Fund, L.P.
(6)	Ownership is based upon information provided on behalf of the listed selling stockholder. AQR Capital Management, LLC (“AQR”) is the investment advisor of the selling security holder and has delegated investment management authority to CNH Partners, LLC (“CNH”). As sub-advisor, CNH has shared dispositive power over the securities held by the selling security holder and exercises full discretionary control relating to all investment decisions made on behalf of the selling security holder. Clifford S. Asness, Ph.D and John M. Liew are the investment principals for AQR Capital Management, LLC. Mark Mitchell and Todd Pulvino are the investment principals for CNH. As such, Messrs. Asness, Liew, Mitchell and Pulvino have shared discretionary voting and investment authority over the shares owned by AQR DELTA Sapphire Fund, L.P.
(7)	CNH Partners, LLC, as the sub-advisor of Advanced Series Trust – AST Academic Strategies Asset Allocation Portfolio, has discretionary voting and investment authority over the shares owned by Advanced Series Trust – AST Academic Strategies Asset Allocation Portfolio. CNH Partners, LLC is controlled indirectly by Todd Pulvino and Mark Mitchell. Accordingly, Todd Pulvino and Mark Mitchell may be deemed to share voting and investment authority over the shares owned by Advanced Series Trust – AST Academic Strategies Asset Allocation Portfolio.
(8)	Ownership is based upon information provided on behalf of the listed selling stockholder. CNH Partners, LLC (“CNH”), as the sub-advisor of AQR Funds – AQR Diversified Arbitrage Fund has discretionary voting and investment authority over the shares owned by AQR Funds – AQR Diversified Arbitrage Fund. CNH Partners, LLC is controlled indirectly by Todd Pulvino and Mark Mitchell. Accordingly, Todd Pulvino and Mark Mitchell may be deemed to share voting and investment authority over the shares owned by AQR Funds – AQR Diversified Arbitrage Fund.
(9)	Ownership is based upon information provided by Cranshire Capital Master Fund, Ltd. Cranshire Capital Advisors, LLC (“CCA”) is the investment manager of Cranshire Capital Master Fund, Ltd. (“Cranshire Master Fund”) and has voting control and investment discretion over securities held by Cranshire Master Fund. Mitchell P. Kopin (“Mr. Kopin”), the president, the sole member and the sole member of the Board of Managers of CCA, has voting control over CCA. As a result, each of Mr. Kopin and CCA may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities held by Cranshire Master Fund. Shares owned by the listed holder include 2,144,907 shares which are issuable upon the exercise of warrants, of which 1,309,375 are covered by this prospectus supplement. CCA is also the investment manager for managed accounts for Freestone Advantage Partners, LP (“Freestone”), and Freestone Advantage Partners II, LP (“Freestone II”), and CCA has voting control and investment discretion over securities held in the managed accounts for Freestone and Freestone II. Mr. Kopin, the president, the sole member and the sole member of the Board of Managers of CCA, has voting control over CCA. As a result, each of Mr. Kopin and CCA also may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of an additional 11,074 shares of common stock of the issuer, consisting of (i) 3,552 shares of common stock of the issuer held by Freestone and (ii) 3,950 shares of common stock of the issuer that are issuable upon exercise of warrants held by Freestone, and (iii) 3,572 shares of common stock of the issuer that are issuable upon exercise of warrants held by Freestone II.

The date of this prospectus supplement is September 30, 2013